==============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      For the quarter ended March 31, 2000

                          FRESH DEL MONTE PRODUCE INC.
             (Exact Name of Registrant as Specified in Its Charter)

                               THE CAYMAN ISLANDS
                         (State or Other Jurisdiction of
                         Incorporation or Organization)

                       C/O DEL MONTE FRESH PRODUCE COMPANY
                                800 DOUGLAS ROAD
                             NORTH TOWER, 12TH FLOOR
                           CORAL GABLES, FLORIDA 33134
              (Address of Registrant's Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                              Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                    Yes [ ]  No [X]


==============================================================================

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                           CONSOLIDATED BALANCE SHEETS
                           (U.S. DOLLARS IN MILLIONS)


                                                                               MARCH 31,                DECEMBER 31,
                                                                                 2000                       1999
                                                                               ---------                ------------
                                                                              UNAUDITED
      ASSETS
      Current assets:
      Cash and cash equivalents                                              $      22.5                $      31.2
      Trade accounts receivable, net of allowance of $13.5 and
         $9.9, respectively                                                        183.2                      136.4
      Advances to growers and other receivables, net of allowance
         of $4.5 and $4.5, respectively                                             53.5                       52.3
      Inventories                                                                  228.1                      198.9
      Prepaid expenses and other current assets                                     13.4                       13.4
                                                                             -----------                -----------
                        Total current assets                                       500.7                      432.2
                                                                             -----------                -----------
      Investments in unconsolidated companies                                       53.6                       51.9
      Property, plant and equipment, net                                           610.7                      590.6
      Other noncurrent assets                                                       60.2                       62.1
      Goodwill, net of accumulated amortization of $6.8 and $5.9,
      respectively                                                                  78.8                       79.4
                                                                             -----------                -----------
                        Total assets                                         $   1,304.0                $   1,216.2
                                                                             ===========                ===========



                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                (U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)



                                                                 MARCH 31,        DECEMBER 31,
                                                                   2000               1999
                                                                 ---------        ------------
                                                                 UNAUDITED

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Notes payable to banks                                           $      3.8        $      3.2
 Accounts payable and accrued expenses                                 228.7             195.2
 Current portion of long-term debt and capital lease
     obligations                                                        27.8              24.9
 Income taxes payable                                                    6.3               5.2
                                                                  ----------        ----------
         Total current liabilities                                     266.6             228.5
                                                                  ----------        ----------
Long-term debt                                                         472.5             467.7
Capital lease obligations                                               18.1               8.3
Retirement benefits                                                     55.4              53.9
Other noncurrent liabilities                                             5.9               8.7
Deferred income taxes                                                   10.3              11.3
Minority interest                                                       11.7              12.0
                                                                  ----------        ----------
         Total liabilities                                             840.5             790.4
                                                                  ----------        ----------

Commitments and contingencies

Shareholders' equity:

Preferred shares, $0.01 par value; 50,000,000 shares
     authorized; none issued or outstanding                             --                --
Ordinary shares, $0.01 par value; 200,000,000 shares
     authorized; 53,763,600 shares issued and outstanding                0.5               0.5
 Paid-in capital                                                       327.1             327.1
 Retained earnings                                                     145.6             107.1
 Accumulated other comprehensive loss                                   (9.7)             (8.9)
                                                                  ----------        ----------
         Total shareholders' equity                                    463.5             425.8
                                                                  ----------        ----------
         Total liabilities and shareholders' equity               $  1,304.0        $  1,216.2
                                                                  ==========        ==========


                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                        CONSOLIDATED STATEMENTS OF INCOME
                                    UNAUDITED
                (U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                              QUARTER ENDED
                                                                      ------------------------------
                                                                      MARCH 31,             APRIL 2,
                                                                         2000                 1999
                                                                      ---------             --------
Net sales                                                       $          536.1        $        493.4
Cost of products sold                                                      464.8                 428.5
                                                                  --------------        --------------
     Gross profit                                                           71.3                  64.9

Selling, general and administrative expenses                                20.8                  17.4
Amortization of goodwill                                                     0.9                   0.4
                                                                  --------------        --------------
  Operating income                                                          49.6                  47.1

Interest expense                                                            10.2                   7.7
Interest income                                                              0.8                   0.7
Other income (loss), net                                                    (0.6)                  0.2
                                                                  --------------        --------------
Income before provision for income taxes                                    39.6                  40.3
Provision for income taxes                                                   1.1                   4.9
                                                                  --------------        --------------
Net income                                                        $         38.5        $         35.4
                                                                  ==============        ==============

Basic and diluted per share income                                $         0.72        $         0.66
                                                                  ==============        ==============

Weighted average number of ordinary shares outstanding:

     Basic                                                            53,763,600            53,763,600
     Diluted                                                          53,766,731            53,959,119


                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    UNAUDITED
                           (U.S. DOLLARS IN MILLIONS)

                                                                          QUARTER ENDED
                                                                     ----------------------
                                                                     MARCH 31,     APRIL 2,
                                                                       2000          1999
                                                                     ---------     --------
OPERATING ACTIVITIES:
Net income                                                          $  38.5        $  35.4
Adjustments to reconcile net income to cash provided  by
     (used in) operating activities:
     Goodwill amortization                                              0.9            0.4
     Depreciation and amortization other than goodwill                 12.8           10.6
     Deferred credit vessel leases                                     (1.4)          (1.2)
     Equity in earnings of unconsolidated companies, net of
       dividends                                                       (1.9)          (1.3)
     Gain on insurance proceeds related to Hurricane Mitch               --           (3.5)
     Deferred income taxes                                             (1.0)           0.8
     Other, net                                                         2.4            1.9
     Changes in operating assets and liabilities:
       Receivables                                                    (48.2)         (46.8)
       Inventories                                                    (29.6)         (35.6)
       Accounts payable and accrued expenses                           35.2            3.1
       Prepaid expenses and other current assets                         --           17.3
       Other noncurrent assets and liabilities                         (1.6)          (2.4)
                                                                      -----          -----
     NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                6.1          (21.3)

INVESTING ACTIVITIES:
Capital expenditures                                                  (17.9)         (14.1)
Capital expenditures due to Hurricane Mitch, net of
   insurance proceeds                                                  (1.1)           0.8
Proceeds from sale of assets                                            0.2             --
Purchase of Belgian subsidiary                                           --          (58.7)
Net investment in and advances to unconsolidated companies               --           (0.7)
Other investing activities, net                                         0.6            0.4
                                                                      -----          -----
     NET CASH USED IN INVESTING ACTIVITIES                            (18.2)         (72.3)



                             See accompanying ntoes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                    UNAUDITED
                           (U.S. DOLLARS IN MILLIONS)


                                                                          QUARTER ENDED
                                                                   ----------------------------
                                                                   MARCH 31,           APRIL 2,
                                                                      2000              1999
                                                                   ---------           --------

FINANCING ACTIVITIES:
Proceeds from long-term debt                                         $  75.2        $  114.1
Payments on long-term debt                                             (70.4)          (27.7)
Proceeds from short-term borrowings                                      1.1             4.7
Payments on short-term borrowings                                       (0.5)           (0.1)
Other, net                                                              (1.1)           (3.6)
                                                                     -------        --------
     NET CASH PROVIDED BY FINANCING ACTIVITIES                           4.3            87.4

Effect of exchange rate changes on cash and cash equivalents            (0.9)            0.3
                                                                     -------        --------
Cash and cash equivalents:
  Net change                                                            (8.7)           (5.9)
  Beginning balance                                                     31.2            32.8
  Net cash change due to change in year end of subsidiaries               --            (8.2)
                                                                     -------        --------
  Ending balance                                                     $  22.5        $   18.7
                                                                     =======        ========
SUPPLEMENTAL CASH FLOW INFORMATION:
     Cash paid for interest                                          $   8.9        $    5.7
                                                                     -------        --------
     Cash paid for income taxes                                      $   1.2        $    0.7
                                                                     =======        ========
SUPPLEMENTAL NON-CASH ACTIVITIES:
       Capital lease obligation for new assets                       $  12.8        $     --
                                                                     =======        ========


                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    UNAUDITED


1.       GENERAL

Fresh Del Monte Produce Inc. (Fresh Del Monte) and its wholly owned subsidiary, FDM Holdings Limited (FDM Holdings), were organized for the purpose of acquiring beneficial ownership and control of all of the outstanding common stock of Fresh Del Monte Produce N.V. (FDP N.V.) and Global Reefer Carriers, Ltd. (GRC) pursuant to a Share Purchase Agreement dated as of December 19, 1996, among Grupo Empresarial Agricola Mexicano, S.A. de C.V. (GEAM), Fresh Del Monte Produce Inc. and FDM Holdings (the Share Purchase Agreement). Fresh Del Monte is 57.6% owned by IAT Group Inc., which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 9.3% of the outstanding ordinary shares of Fresh Del Monte. Fresh Del Monte was incorporated under the laws of the Cayman Islands on August 29, 1996.

In the opinion of management, the accompanying unaudited consolidated financial statements of Fresh Del Monte include all adjustments, consisting of normal recurring adjustments, necessary to present fairly its financial position as of March 31, 2000 and its operating results and cash flows for the period then ended. Interim results are subject to significant seasonal variations and may not be indicative of the results of operations that may be expected for the entire 2000 fiscal year.

FOR ADDITIONAL INFORMATION, SEE FRESH DEL MONTE'S CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN FRESH DEL MONTE'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 1999.

2.       INVENTORIES

Inventories consisted of the following (U.S. dollars in millions):

                                                                     MARCH 31, 2000            DECEMBER 31, 1999
                                                                     --------------            -----------------
    Fresh produce                                                      $  89.4                     $  57.9
    Raw materials and packaging supplies                                  86.0                        89.0
    Growing crops                                                         52.7                        52.0
                                                                      --------                     -------
                                                                        $228.1                      $198.9
                                                                        ======                      ======

3.       COMPREHENSIVE INCOME

Fresh Del Monte had comprehensive income of $37.7 million and $33.5 million for the quarter ended March 31, 2000 and April 2, 1999, respectively. Comprehensive income for the quarter ended March 31, 2000 consisted of net income, unrealized foreign currency translation losses and unrealized loss on available-for-sale equity securities. Comprehensive income for the quarter ended April 2, 1999 consisted of net income and unrealized foreign currency translation losses.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED

4.       CONTINGENCIES

Starting in December 1993, two of Fresh Del Monte's U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Mississippi, Hawaii, Costa Rica and the Philippines involving allegations by numerous foreign plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (DBCP) during the period 1965 to 1990.

In December 1998, these subsidiaries entered into a settlement in the amount of $4.6 million with counsel representing approximately 25,000 individuals. Of the six principal defendants in these DBCP cases, Dow Chemical Company, Shell Oil Company, Occidental Chemical Corporation and Chiquita Brands, Inc. have also settled these claims. Under the terms of our settlement, approximately 22,000 of these claimants dismissed their claims with prejudice and without payment. The 2,643 claimants who allege employment on a company-related farm in Costa Rica and the Philippines and who demonstrated some injury were offered a share of the settlement funds upon execution of a release. Over 98% of these claimants accepted the terms of our settlement, the majority of which has been recovered from our insurance carriers.

On February 16, 1999, two of Fresh Del Monte's U.S. subsidiaries were purportedly served in the Philippines in an action entitled DAVAO BANANA PLANTATION WORKERS' ASSOCIATION OF TIBURCIA, INC. V. SHELL OIL CO., ET AL. The action is brought by a Banana Workers' Association purportedly on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. At this time, it is not known how many, if any, of the Association's members are claiming against the Company's subsidiaries and whether these are the same individuals who have already settled their claims against our subsidiaries. The Company's subsidiaries moved to dismiss the action on jurisdictional grounds, which motion was denied. The Company's subsidiaries have moved for reconsideration of that decision, which remains pending.

Fresh Del Monte's U.S. subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by a federal district court on grounds of FORUM NON CONVENIENS in favor of the courts of the plaintiffs' home countries. In each case, the plaintiffs have appealed the dismissal, which appeals remain pending.

On November 15, 1999, one of the Company's U.S. subsidiaries was served in two actions entitled, GODOY RODRIGUEZ, ET AL. V. AMVAC CHEMICAL CORP., ET AL and MARTINEZ PUERTO, ET AL. V. AMVAC CHEMICAL CORP., ET AL., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted our settlement offer. The Company's subsidiary has been given an indefinite extension of time to respond to the complaints. At this time, it is not known how many of the 2,962 GODOY RODRIGUEZ and MARTINEZ PUERTO plaintiffs are claiming against the Company's subsidiary. At this time, it is premature to evaluate the likelihood of a favorable or unfavorable outcome with respect to any of the non-settled DBCP claims.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED


4.       CONTINGENCIES (CONTINUED)

On August 19, 1994, Chiquita International Limited ("Chiquita") filed suit in Circuit Court in Dade County, Florida against FDP N.V. seeking injunctive relief and damages of approximately $220 million for tortious interference and conspiracy with respect to a contractual relationship with a Philippine producer, Tagum Agricultural Development Company, Inc. ("Tadeco") and thereafter amended its complaint to include two of Fresh Del Monte's subsidiaries as defendants. On March 26, 1999, the court granted Fresh Del Monte's motion for summary judgment. That order was affirmed by the Florida Third District Court of Appeals on January 26, 2000. Chiquita appealed this decision to the Florida Supreme Court. FDP N.V entered into a settlement agreement with Chiquita whereby Chiquita agreed to dismiss its appeal to the Florida Supreme Court in exchange for FDP N.V.'s agreement not to pursue its claim for attorney's fees against Chiquita. Pursuant to that settlement agreement, the mandate of the Florida Third District Court of Appeals was issued and the underlying action was dismissed with prejudice by the Circuit Court on April 6, 2000.

On January 13, 1995 and at various times after that date, two of our U.S. subsidiaries were served with a number of different actions filed in the Circuit Court in Broward County, Florida by Ecuadorian shrimp farmers. The first group of these actions allege that the named defendants (including manufacturer-defendants Ciba-Geigy Ltd. and BASF Aktiengesellschaft and distributor-defendant International Fertilizer Ltd.) had used or had caused to be used agricultural chemicals in Ecuador that caused a substantial reduction in the productivity of the plaintiffs' shrimp farms. The plaintiffs' demand was not specified.

On November 13, 1997, the Broward County Circuit Court entered an order dismissing the first group of actions on grounds of FORUM NON COVNENIENS in favor of the courts of Ecuador. In February 1998, the plaintiffs in these actions re-filed their claims in Ecuador. On February 1, 1999, the plaintiffs filed a motion to reinstate their claims before the Florida court based upon the allegation that their re-filed actions in Ecuador had been dismissed on procedural grounds without reaching the merits of their claims. On September 24, 1999, the Broward County Circuit Court denied the plaintiffs' motion to reassert jurisdiction. The plaintiffs did not appeal that decision.

On March 18, 1998, three of our subsidiaries were served with a new series of complaints filed in Broward County, Florida by the same group of Ecuadorian shrimp farmers. The new complaints named as defendants two of the Company's subsidiaries, as well as, International Fertilizer Ltd. and manufacturer-defendant E.I. DuPont de Nemours. The new complaints raised the same allegations as the prior complaints, but alleged that the cause of the damage to the plaintiffs' shrimp farms was the use of the chemical Benlate, rather than the other fungicides alleged in the prior complaints. Following the court's denial of the motion to reassert jurisdiction with respect to the first group of actions, on October 12, 1999, the plaintiffs in the new series of actions voluntarily dismissed (without prejudice) their claims against the Company's subsidiaries.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED


4.       CONTINGENCIES (CONTINUED)

Thereafter, the plaintiffs proposed a settlement under which the Ecuadorian shrimp farmers would dismiss their claims against our subsidiaries, Ciba-Geigy Ltd. and BASF Aktiengesellschaft wherever filed. The parties are currently in the process of executing settlement documents relinquishing all claims with prejudice and terminating the litigations without cost or payment by us.

On October 20, 1997, Nordeste Investimentos e Participacoes S.A. (Nordeste) and Directivos Agricola, S.A., an affiliate of Nordeste, agreed with a subsidiary of Fresh Del Monte to submit to arbitration their disputes related to a Brazilian joint venture entered into in 1993 that was terminated by that subsidiary in August 1997. In the dispute, each party alleges that the other party breached its contractual obligations under two separate joint venture agreements. Fresh Del Monte's subsidiary seeks injunctive relief and $43.0 million in damages while Nordeste seeks to recover damages of approximately $39.2 million. The joint venture agreements contain a number of liquidated damage provisions that form the basis for a substantial portion of each party's respective claims. The arbitration took place in Rio de Janeiro, Brazil, from October 5, 1999 through October 8, 1999. Each party provided post-hearing briefs and responsive papers to the tribunal. The decision of the arbitration tribunal is expected by July 2000.

In June 1996, the Philippine Bureau of Internal Revenue ("BIR") filed a criminal complaint against one of our subsidiaries alleging that it failed to pay certain Philippine income and other taxes for 1994. The BIR filed suit notwithstanding a ruling it made in November 1994 that the subsidiary was not subject to these Philippine taxes. The complaint alleged that the amount in question, translated into U.S. dollars as of March 31, 2000, was $19.0 million. On November 17, 1998, the Philippine Department of Justice entered an order dismissing the complaint without prejudice. The BIR's motion for reconsideration of the dismissal was denied on June 15, 1999, thereby upholding the dismissal of the criminal complaint.

Fresh Del Monte intends to vigorously defend itself in all of these matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, on any of the above-described matters and no accruals have been recorded as of March 31, 2000.

In 1980, elevated levels of certain chemicals were detected in the soil and ground water at Fresh Del Monte's plantation in Hawaii (Kunia Well Site). Shortly thereafter, Fresh Del Monte discontinued use of the Kunia Well site and provided an alternate water source to area well users and commenced Fresh Del Monte's own voluntary cleanup operation. In 1993, the Environmental Protection Agency (EPA) identified the Kunia Well Site for potential listing on the National Priorities List (NPL) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. One of Fresh Del Monte's subsidiaries entered into an order with the EPA for the Kunia Well Site on September 28, 1995. Under the terms of the order, Fresh Del Monte's subsidiary submitted a remedial investigation report in November 1998 for review by the EPA. The remedial investigation report was approved by the EPA in February 1999. A final draft feasibility study was submitted for EPA review in December 1999, and Fresh Del Monte expects that the feasibility study will be finalized by the third quarter of 2000.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED


4.       CONTINGENCIES (CONTINUED)

Based on the draft feasibility study submitted to the EPA in December 1999, the estimated remediation costs associated with this matter are expected to be between $4.2 million and $28.1 million, a portion of these estimates have been discounted using a 5% interest rate. The undiscounted estimates are between approximately $5.0 million and $30.0 million. An accrual of approximately $4.2 million is included in other noncurrent liabilities in the accompanying balance sheets.

In addition to the foregoing, Fresh Del Monte is involved from time to time in various claims and legal actions incident to Fresh Del Monte's operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on Fresh Del Monte.

5.       EARNINGS PER SHARE

Basic and diluted per share income is calculated as follows (U.S. dollars in millions, except per share data):

                                                                                     QUARTER ENDED
                                                                             -----------------------------
                                                                             MARCH 31,          APRIL 2,
                                                                                2000             1999
                                                                             ---------          ----------
        NUMERATOR:
        Net income                                                                  $38.5             $35.4
                                                                               ----------        ----------

        DENOMINATOR:
        Denominator for basic earnings per share -
           weighted average number of ordinary shares
           outstanding                                                         53,763,600        53,763,600
        Effect of dilutive securities:
           Employee stock options                                                   3,131           160,797
           Shares issuable in connection with an
              acquisition                                                              --            34,722
                                                                               ----------        ----------
        Denominator for diluted earnings per share                             53,766,731        53,959,119
                                                                               ==========        ==========

        Basic and diluted per share income:                                        $ 0.72            $ 0.66
                                                                               ==========        ==========

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED

6.       BUSINESS SEGMENT DATA

Fresh Del Monte evaluates performance based on several factors, of which net sales and gross profit are the primary financial measures (U.S. dollars in millions):

                                                                 QUARTER ENDED
                                         ---------------------------------------------------------------
                                               MARCH 31, 2000                      APRIL 2, 1999
                                         ---------       ------------       ---------       ------------
                                         NET SALES       GROSS PROFIT       NET SALES       GROSS PROFIT
                                         ---------       ------------       ---------       ------------
Bananas                                      $263.8            $32.6            $263.2            $23.4
Other fresh produce                           243.7             38.0             205.3             41.1
Non-produce                                    28.6              0.7              24.9              0.4
                                           --------           ------           -------          -------
Total                                        $536.1            $71.3            $493.4            $64.9
                                             ======            =====            ======            =====

7.       SUBSEQUENT EVENT

On May 1, 2000, Fresh Del Monte amended its $450.0 million five-year revolving credit facility to include a five-year term loan of $135.0 million. The term loan has similar terms and conditions as the five-year revolving credit facility, is payable in quarterly installments commencing on September 30, 2000 and bears interest based on a spread over the London interbank offered rate (LIBOR). On May 10, 2000, Fresh Del Monte used the total proceeds from the $135.0 million term loan to pay-down a portion of the outstanding balance of the $450.0 million five-year revolving credit facility.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities for the first three months of 2000 was $6.1 million compared with net cash used in operating activities of $21.3 million for the first three months of 1999. The increase in cash provided by operating activities was primarily attributable to the changes in operating assets and liabilities, principally due to an increase in accounts payable and accrued expenses.

Working capital was $234.1 million at March 31, 2000 and $203.7 million at December 31, 1999.

Net cash used in investing activities for the three months ended March 31, 2000 was $18.2 million compared with net cash used in investing activities of $72.3 million for the three months ended April 2, 1999. Net cash used in investing activities for the first quarter of 2000 consisted primarily of capital expenditures of $17.9 million. Net cash used in investing activities for the first quarter of 1999 consisted primarily of the acquisition of Banana Marketing Belgium (BMB), a Belgian banana marketing company, for $58.7 million and capital expenditures of $14.1 million.

Net cash provided by financing activities for the three months ended March 31, 2000 was $4.3 million compared with net cash provided by financing activities of $87.4 million for the three months ended April 2, 1999. Cash provided by financing activities for first quarter of 2000 and 1999 primarily consisted of net borrowings under Fresh Del Monte's $450.0 million five-year revolving credit facility. For the first quarter of 2000, the net proceeds from long-term debt were used primarily for operations. For the first quarter of 1999, the net proceeds from long-term debt were used primarily to acquire BMB and for operations.

At March 31, 2000, Fresh Del Monte had $480.9 million in committed working capital facilities, of which $68.5 million was available. The major portion of these facilities is represented by the $450.0 million revolving credit facility. This revolving credit facility includes a swing line facility, a letter of credit facility and a foreign exchange contract facility (see Recent Developments). At March 31, 2000, $4.1 million of available credit was applied towards the issuance of letters of credit. The revolving credit facility is collateralized directly or indirectly by substantially all of Fresh Del Monte's assets and expires on May 19, 2003. The revolving credit facility permits borrowings with an interest rate based on a spread over the London interbank offered rate (LIBOR). Outstanding borrowings at March 31, 2000 were $402.9 million, bearing interest at an average interest rate of 8.31%.

As of March 31, 2000, Fresh Del Monte had $518.4 million of long-term debt and capital lease obligations, including the current portion, consisting of $402.9 million related to the revolving credit facility, $81.1 million of long-term debt related to vessel loans, $11.1 million of other long-term debt and $23.3 million of capital lease obligations.

As of March 31, 2000, Fresh Del Monte had cash and cash equivalents of $22.5 million.



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


                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


RESULTS OF OPERATIONS

FIRST QUARTER 2000 COMPARED WITH FIRST QUARTER 1999

NET SALES. Net sales for the first quarter of 2000 were $536.1 million compared with $493.4 million for the first quarter of 1999. The increase in net sales of $42.7 million was primarily a result of higher net sales in the other fresh produce category. Net sales of other fresh produce increased primarily due to higher volumes of pineapples, melons and deciduous fruit, partially offset by lower per unit sale prices of melons. Banana net sales remained constant as compared with the prior year due to lower sales volumes offset by increased per unit sales prices.

COST OF PRODUCTS SOLD. Cost of products sold was $464.8 million for the first quarter of 2000 compared with $428.5 million for the first quarter of 1999, an increase of $36.3 million primarily attributable to the net increase in sales volumes. Included in cost of products sold for the first quarter of 1999 was approximately $4.2 million of increased costs due to the impact of Hurricane Mitch on Fresh Del Monte's Guatemalan operations.

GROSS PROFIT. Gross profit was $71.3 million for the first quarter of 2000 compared with $64.9 million for the same period in 1999, an increase of $6.4 million, or 10%. As a percentage of net sales, gross profit increased from 13.2% in the first quarter of 1999 to 13.3% in the first quarter of 2000.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $20.8 million in the first quarter of 2000 compared with $17.4 million for the first quarter of 1999, an increase of $3.4 million. The increase in selling, general and administrative expenses is principally due to selling and marketing activities in connection with an increase in direct selling activities in the European and Asia-Pacific regions and increased sales volumes of other fresh produce.

OPERATING INCOME. Operating income for the first quarter of 2000 was $49.6 million compared with $47.1 million for the same period in 1999, an increase of $2.5 million. The increase was principally due to the increase in gross profit, partially offset by an increase in selling, general and administrative expenses.

INTEREST EXPENSE. Interest expense increased $2.5 million to $10.2 million for the first quarter of 2000 compared with $7.7 million for the first quarter of 1999, principally as a result of higher borrowing levels from Fresh Del Monte's $450.0 million revolving credit facility and higher effective interest rates.

PROVISION FOR INCOME TAXES. Provision from income taxes decreased from $4.9 million in the first quarter of 1999 to $1.1 million in the first quarter of 2000 primarily due to a decrease in taxable income in North America and Europe.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


RECENT DEVELOPMENTS

On May 1, 2000, Fresh Del Monte amended its $450.0 million five-year revolving credit facility to include a five-year term loan of $135 million. The term loan has similar terms and conditions as the five-year revolving credit facility, is payable in quarterly installments commencing on September 30, 2000 and bears interest based on a spread over LIBOR. On May 10, 2000, Fresh Del Monte used the total proceeds from the $135.0 million term loan to pay-down a portion of the outstanding balance of the $450.0 million five-year revolving credit facility. The increased borrowing capacity will be used to fund Fresh Del Monte's expansion plans and general corporate purposes.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       FRESH DEL MONTE PRODUCE INC.

Date:  May 12, 2000                    By: /s/ HANI EL-NAFFY
                                          -----------------------------
                                          Hani El-Naffy
                                          President & Chief Operating Officer



                                       By: /s/ JOHN F. INSERRA
                                          -----------------------------
                                          John F. Inserra
                                          Executive Vice President &
                                          Chief Financial Officer